August 29, 2007

Stephen G. Krikorian

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549, Mailstop 4561

Re:	Electronic Arts Inc.
Form 10-K for the Fiscal Year Ended March 31, 2007
Form 10-Q for the Quarterly Period Ended June 30, 2007
Form 8-K filed on August 1, 2007
File No. 000-17948

Dear Mr. Krikorian:

We are submitting this letter in response to the Staff’s comment letter dated August 15, 2007 concerning the filings listed above. The numbering of the paragraphs below corresponds to the numbering of the Staff’s August 15, 2007 comment letter, which, for your convenience, we have incorporated into this response in italics.

Form 10-K for the fiscal year ended March 31, 2007

Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Management’s Overview of Historical and Prospective Business Trends, page 29

Investment in Online, page 29

1.

We note your disclosure that you plan to increase the number of games with dynamic in-game advertising as well as the amount of content available for download on the PC, consoles and cell phones. Tell us how you are accounting for such in-game advertising and how the downloadable content you offer affects your ability to recognize revenue upon the sale to your distributors or resellers. As it relates to in-game advertising, ensure that your response addresses how and when you meet the relevant revenue recognition criteria. As it relates to the downloadable content, tell us whether you are charging end users for the content or whether this content is provided on a when and if available basis when an end user purchases a game similar to an unspecified or specified upgrade.

Explain how your accounting complies with the guidance of SOP 97-2. Tell us what consideration you gave to including a discussion of your related revenue recognition policies in your notes to financial statements.

EA’s Response

We advise the Staff that we account for revenue from sales of dynamic in-game advertising (i.e., content that is updated and transmitted via the Internet on a real-time basis) separately from sales of the software games in which such advertising may be displayed.

Independent third parties pay us a fee for the right to display dynamic in-game advertising content to our customers. These third parties market, sell and develop dynamic advertising for advertisers and are not the buyers of our software games. These third parties deliver the dynamic advertising for their customers via their servers to our customers pursuant to their acquired content display rights. Since the sale of dynamic display rights to a third party represents an independent revenue stream with a separate party, we account for such sales separately from the sale of software games to our customers. Accordingly, we recognize revenue from the sale of dynamic display rights when (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the price is fixed or determinable and (4) collectibility of the resulting receivable is reasonably assured, in accordance with Securities and Exchange Commission Staff Accounting Bulletin (“SAB”) No. 104 “Revenue Recognition,” and Financial Accounting Standard Board’s Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.”

Although we sell certain software games that are capable of displaying dynamic in-game advertising content when connected to the Internet, these games are fully functional regardless of whether any dynamic in-game advertising is actually delivered. For example, in a game that is capable of displaying dynamic in-game advertising content on a virtual billboard, if no dynamic in-game advertising content is delivered, the game would still be fully functional and the virtual billboard would display other preprogrammed images. Therefore, when we sell games to our customers, dynamic in-game advertising content is not an element in our transaction with our customers of software games. Further, we do not market our software games as capable of receiving dynamic in-game advertising content and we are under no obligation to our customers to deliver dynamic in-game advertising content at any time. Therefore, we recognize revenue from the sale of the software games to our customers upon shipment, provided all other revenue recognition criteria are met as set forth in Statement of Position (“SOP”) 97-2, “Software Revenue Recognition”, as amended by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions”.

In regards to downloadable content, for a separate fee we also offer for sale downloadable content that can be played with our software product games. We account for these transactions as “add-on sales” as (1) our customers do not need to purchase any downloadable content in order to play the software games (i.e., the downloadable content is not essential to the functionality of the software games), (2) we are not obligated to provide this downloadable content, and (3) the downloadable content is sold separately. Accordingly, we separately recognize revenue upon delivery of the downloadable content, provided all other criteria are met as set forth in SOP 97-2.

To date, the revenue we have recognized from dynamic in-game advertising and downloadable content has been less than $10 million. Therefore, we have not deemed it necessary to provide specific disclosure of these revenue recognition policies in the notes to our consolidated financial statements for the relevant periods. If revenue from the sale of dynamic in-game advertising or downloadable content becomes material, we will present the related revenue recognition polices in the notes to our consolidated financial statements.

Critical Accounting Policies and Estimates, page 31

Revenue Recognition, Sales Returns. Allowances and Bad Debt Reserves, page 32

2.	You disclose that, in contrast to fiscal 2007, the required vendor specific objective evidence (VSOE) of fair value will not exist in fiscal 2008 for the online services included in your multiple element arrangements in which you sell both the software product and the online service for one combined price. Tell us why you can no longer establish VSOE of fair value for the online services, including the underlying differences between your sales transactions in fiscal 2007 and 2008. In your response, tell us what factors existed prior to fiscal 2008 whereby you were able to establish VSOE of fair value for the online services.

EA’s Response

In contrast to fiscal 2008, in fiscal 2007 we charged a separate fee for online hosting services (e.g., matchmaking, roster updates, tournaments and player rankings) for several of our online-enabled games, which allowed us to determine vendor specific objective evidence of fair value (“VSOE”) for the online hosting services we delivered. For other game sales for which we did not separately charge a fee for online hosting services, having determined VSOE, we were able to allocate the total price received from the sale of our online-enabled games between the software product and the online hosting service and recognize the related revenue separately.

During the fourth quarter of fiscal 2007, we discontinued separately charging for online hosting services for online-enabled games. As a result, we are no longer able to establish VSOE for these services. Because the online hosting services do not involve significant production, modification or customization of the software, all revenue from these transactions will be recognized over the estimated online service period in accordance with paragraph 67 of SOP 97-2.

Consolidated Statements of Operations, page 64

3.	We note from disclosures throughout your filing that you sell products and services, including software products, distribution services, online services, and advertising. Tell us how you considered the guidance in Rule 5-03(b) of Regulation S-X in presenting one line item for net revenue on your statements of operations. Tell us the significance of revenue you generate from each subcaption identified in Rule 5-03(b).1 of Regulation S-X. In addition, considering that beginning in fiscal 2008, VSOE will not exist for the undelivered services included with packaged goods products in order to determine the amount of service revenue, tell us what impact this will have on your presentation of net revenues in accordance with Rule 5-03(b). In this regard, since these arrangements include both products and services, explain how you will consider presenting the related revenue on the face of your statements of operations.

EA’s Response

We considered the guidance of Rule 5-03(b) of Regulation S-X in presenting net revenue on our consolidated statements of operations. For the fiscal year ended March 31, 2007 and the three months ended June 30, 2007 our total net revenue was as follows (in millions):

	Year Ended March 31, 2007	% of Net Revenue	Three Months Ended June 30, 2007	% of Net Revenue
Products	$2,942	95%	$343	87%
Services	102	3%	46	12%
Other	47	2%	6	1%

Total Net Revenue	$3,091		$395

In applying the guidance of Rule 5-03(b) in the table above, we considered our software games as tangible product. In light of the seasonality of our business, product revenue for the three months ended June 30, 2007 was lower as a percentage of our total net revenue than we expect it to be for all of fiscal year 2008. Accordingly, while net revenue from services for this period was greater than 10 percent of our total net revenue, we expect the net revenue from services will be below 10 percent for the fiscal year ending March 31, 2008. Therefore, we do not believe that a separate presentation of either services or other revenue on the face of the consolidated statements of operations is necessary. We have aggregated these amounts together as a single line item with product revenue in accordance with the guidance of Rule 5-03(b).

For the three months ended June 30, 2007, we allocated revenue from the sales of online-enabled software product and online hosting services between product and service revenue in the table above based on the residual method using VSOE from fiscal 2007 for the online hosting services (i.e., we allocated revenue to the online hosting service based on the fiscal 2007 VSOE and the residual amount was allocated to software product). In performing this allocation, we considered the guidance provided in KPMG’s publication, Software Revenue Recognition—An Analysis of SOP 97-2 and Related Guidance, Second Edition (the “KPMG Revenue Recognition Guidance”). Section 8.038 of the KPMG Revenue Recognition Guidance states:

Consistent with our views described above with respect to contract accounting arrangements, if the vendor does not have VSOE of fair value for PCS, we believe that the vendor generally would not separate the license revenue from the PCS revenue and, accordingly, the revenue would be included within one line on the face of the income statement (e.g., license and service revenue or service revenue). If material, it may be appropriate for a software vendor to present such revenues as a separate line item on the income statement (e.g., license and service revenue from short-term time-based licensing arrangements) or to separately disclose such revenues in the notes to the financial statements. However, in some situations it may be acceptable for the vendor to apply an appropriate systematic and rational method to separate the license and PCS revenue on the face of the income statement, provided that the method used is consistently applied and clearly disclosed.

We believe that our allocation of revenue based on the residual method and fiscal 2007 VSOE is “an appropriate systematic and rational method” to determine whether to separately present the software product and online hosting service revenue on the face of the consolidated statements of operations in accordance with the guidance of Rule 5-03(b). We intend to consistently apply this methodology in the future. If service revenue becomes more than 10 percent of our annual revenue, we will separately present service revenue on the face of the consolidated statements of operations and clearly disclose our methodology.

Form 8-K filed August 1, 2007

Exhibit 99.1

4.	We note the addition of the change in deferred net revenue, packaged goods and digital content, to your non-GAAP measures. Please explain to us, in detail, how you considered Item 10 of Regulation S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures in including this item in your non-GAAP measures of performance. Ensure that your response addresses the following:

•

You indicate that this reconciling item relates to the deferral of games and content over the estimated online service period that was not deferred in prior periods. Confirm that the entire change in deferred net revenue, packaged goods and digital content relates to the impact of this revenue recognition change. In this regard, we note from page 83 of your Form 10-K for the fiscal year ended March 31, 2007 and page 11 of your Form 10-Q for the quarterly period ended June 30, 2007, that the line item of deferred net revenue, packaged goods and digital content, also includes deferrals related to online services and “micro-transactions” in each of the periods presented. Ensure that your computation of the non-GAAP measures is consistent for each of the periods presented.

•

We note your disclosure that this reconciling item is important to facilitate an understanding of the cash characteristics of your business. Explain the usefulness of your non-GAAP measures when there would appear to be other items that impact operating cash flows for which you have not adjusted your non-GAAP measures. Furthermore, tell us whether the intention of your non-GAAP measures is to present a measure of liquidity. If so, you should reconcile to the most directly comparable GAAP liquidity measure.

EA’s Response

We advise the Staff that we carefully considered both Item 10 of Regulation S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures prior to excluding the impact of the change in deferred net revenue (packaged goods and digital content) from the non-GAAP financial measures we included in our August 1, 2007 earnings release (the “Release”). In particular, in the Release, we (1) consistently placed a greater emphasis on our GAAP measure of net revenue, (2) provided a GAAP reconciliation of the non-GAAP financial measures in the tables that accompanied the Release, (3) included a detailed discussion of the reasons why our management team believes that the presentation of the non-GAAP financial measures (including measures that exclude the impact of the change in deferred net revenue (packaged goods and digital content)) in the Release provides useful information to investors, and (4) described how our management team uses the non-GAAP financial measures.

The change in deferred net revenue (packaged goods and digital content) for the quarter ended June 30, 2007, as indicated in the table below reflects:

1.	the net deferred revenue associated with our inability to establish VSOE beginning in fiscal 2008 for the sale of online-enabled packaged goods and online-enabled full-game digital downloads for which we did not separately charge a fee for online hosting services (referred to collectively herein as “OEPG”), and, to a lesser extent;

2.	the deferral and recognition of revenue associated with our online hosting services for which we had VSOE in prior years; and

3.	the sale of incremental content (“micro-transactions”) in which the consumer never takes possession of the content. For accounting purposes, we consider micro-transactions in which the consumer never takes possession of the content as service transactions, recognizing the revenue over the service period in accordance with EITF Issue No. 00-3, “Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity’s Hardware” and SAB No. 104.

(in millions)	OEPG Deferred Net Revenue Where VSOE Cannot Be Determined	OEPG Deferred Net Revenue - Prior Years	Micro- Transactions Deferred Net Revenue	Total
Balances as of March 30, 2006	$—	$9	$2	$11
Change in Deferred Net Revenue (Packaged Goods and Digital Content)	—	14	7	21

Balances as of March 30, 2007	—	23	9	32
Change in Deferred Net Revenue (Packaged Goods and Digital Content)	53	(18)	1	36

Balances as of June 30, 2007	$53	$5	$10	$68

Although we deferred the recognition of net revenue for these types of transactions prior to fiscal 2008, such amounts were immaterial (the change in deferred net revenue (packaged goods and digital content) from the end of fiscal 2006 to the end of fiscal 2007 was $21 million, or less than 1 percent of our total net revenue for fiscal 2007). As such, for periods prior to fiscal 2008, our management team did not exclude the impact of the change in deferred net revenue when evaluating our operating performance. By contrast, we currently anticipate the change in deferred net revenue (packaged goods and digital content) from the end of fiscal 2007 to the end of fiscal 2008 to be between $350 million and $450 million or at least 10 percent of our forecasted total net revenue for fiscal 2008. Given the immaterial amounts involved prior to fiscal 2008, and consistent with the approach we are taking for internal management reporting purposes, we did not revise our non-GAAP measures to reflect the change in deferred net revenue for periods prior to fiscal 2008.

We did not intend to present a measure of liquidity by excluding the impact of the change in deferred net revenue (packaged goods and digital content) from our non-GAAP financial measures. Rather, our reference to the “cash characteristics” of our business was meant to describe the underlying operating performance of our business, which is difficult to assess when compared to prior periods given the significant increase in deferred net revenue beginning in fiscal 2008. In light of the Staff’s comment, however, we will remove the reference to “cash characteristics” from future disclosure.

* * *

As requested in the Staff’s August 15, 2007 comment letter, EA hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings listed above;

•	Staff comments, or changes in disclosure to Staff comments, do not foreclose the Commission from taking any action with respect to the filings; and

•	EA may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust this response addresses the Staff’s concerns raised in its August 15, 2007 comment letter. We look forward to discussing any remaining items of concern with the Staff as soon as possible. If you have any questions, please do not hesitate to contact me at (650) 628-7768.

Sincerely,

/s/ Kenneth A. Barker
Kenneth A. Barker
Senior Vice President,
Chief Accounting Officer

cc:	Melissa Walsh

Jason Niethamer

Securities and Exchange Commission

Warren C. Jenson

Stephen G. Bené, Esq.

Electronic Arts Inc.

Laurie Mullen

KPMG LLP